May 27, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jay Ingram

Re:	Clearwater Ventures, Inc. Registration Statement on Form S-1 Filed May 1, 2014 File No. 333-195607

Dear Mr. Ingram:

I write on behalf of Clearwater Ventures, Inc., (the “Company”) in response to the Staff’s letter of May 27, 2014, by Jay Ingram, Legal Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed May 1, 2014, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.                  Your filing indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, nominal assets consisting only of cash, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

In response to this comment, the Company asserts that it is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended. Rule 419 defines a “blank check company” as a company that:

  Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

  Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

In Securities Act Release No. 33-6932, the Commission stated that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

The Company clearly has a specific business plan and purpose. As detailed throughout the Registration Statement, its business purpose is to design and market a new pool filter product known as the Pool Guardian. The Company has disclosed a budget and plan of operations for the start-up of its business. Its founding officer has committed capital to the business to be used in furtherance of the disclosed plan of operations.

In addition, specific risks relating to the Company’s brief operating history, lack of revenues to date, current shortage of operating capital, and related matters have been disclosed in the Registration Statement. The presence or absence of such risks is not germane in determining whether an issuer is a “blank check” company within the definition of Rule 419. Instead, the appropriate standard is whether the company has a specific business plan or purpose, or whether it has “indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.” See, Securities Act Release No. 33-6932.

As disclosed in the Registration Statement, the very purpose of the Offering is to seek the additional equity capital needed to fund its specifically described start-up plan of operations. The Company is not seeking funding in relation to any type of business combination or similar transaction and has given no indication that this it has any plan or intention to pursue such a transaction. Instead, the Company has given a detailed “Use of Proceeds” disclosure in which “specific percentage[s] of offering proceeds [are] committed to a specific business plan.” See, Securities Act Release No. 33-6932.

The Company has added the following language to the cover page of the Prospectus:

“We are not a ‘blank check’ company and have no plans or intentions to engage in a business combination with any other company or other entity.”

2.                  Please tell us whether there are any other registration statements of companies for which your sole officer and director may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

There are no other registration statements for which the Company’s sole officer and director has acted as a promoter or in which he had a controlling interest.

Cover Page of the Prospectus

3.                  Please revise the prospectus cover page to state that you are currently a shell company.

In response to this comment, the Company has added the following language to the prospectus cover page:

“We are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act and Rule 405 of the Securities Act of 1933.”

4.                  Please revise to disclose here that your auditors have issued a going concern opinion.

In response to this comment, the Company has added the following language to the Prospectus cover page immediately after the new language added in response to comment no. 3, above:

“In addition, our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern. As a result, there is an increased risk that you could lose the entire amount of your investment in our company.”

Plan of Distribution, Terms of Offering, page 13

5.                  Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Mr. Brown solicit the investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares? Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

In response to this comment, the Company has added the following language under the Plan of Distribution, Terms of the Offering section, on page 14:

“Our officer and director intends to solicit investors through personal contact, focusing primarily on family, friends, and other contacts who may have an interest in funding the development of our Pool Guardian product through an investment in the Company.”

In addition, the form of the subscription agreement to be used in this offering has been filed as Exhibit 99.1 to the Registration Statement.

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Right to Reject Subscriptions, page 14

6.                  Please explain the purpose of your statement that you have the right to accept or reject subscriptions “for any reason or no reason.” Please disclose the criteria you will use whether to reject a subscription.

In response to this comment, the Company has deleted this statement from the prospectus.

7.                  We note that there will be a minimum investment amount for a single investor of $500 for 50,000 shares. Please disclose whether you reserve the right to waive the minimum investment requirement or whether subscription for less than the minimum investment will automatically be rejected.

In response to this comment, the company has added the following language on Page 14 under the “Procedures for Subscribing” subheading:

“Subscriptions for less than the minimum investment amount will be automatically rejected.”

Description of Business, page 17

8.                  Please include the disclosure set forth in Item 101(h)(4)(v) regarding sources and availability of raw materials and the names of principal suppliers.

In response to this comment, the Company has added the following language on Page 17 under the “Product Design” subheading:

“The PVC tubing and valves required for the construction of the Pool Guardian are commonly available materials used in the construction and plumbing industries and are widely available at home improvement and construction supply stores. For the construction of additional prototypes for testing and marketing purposes, and until we are able to engage a contract manufacturer, we intend to purchase these materials from local retailers.”

9.                  We note your disclosure that your business office is provided to you free of charge by Mr. Brown. Please expand your description to clarify whether your office is a part of a residence or an employer’s location and, if employer, whether they are aware and approve of this activity. Please also disclose how long you anticipate to be able to use this office free of charge.

In response to this comment, the Company clarified the disclosure under Description of Property to reflect that Mr. Brown provides his residence free of charge. In addition, the following additional disclosure was added to this section:

“We anticipate being able to use Mr. Brown’s residence until such time as we are able to begin commercial production of the Pool Guardian product.”

Directors and Executive Officers, page 22

10.              Please revise to include the information required by Item 401(f) of Regulation S-K.

In response to this comment, the Company has added the following new disclosure on Page 22:

“Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended, vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated; and (5) being otherwise involved in any legal proceeding described in Item 401(f) of Regulation S-K.”

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Certain Relationships, and Related Transactions, page 25

11.              You disclose that Mr. Brown, your sole officer and director provides office space free of charge to the company. Please revise your disclosure in this section to include the information required by Item 404(d) of Regulation S-K with respect to this agreement. Please also file any agreement you have with Mr. Brown as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement with Mr. Brown, the company should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.

In response to this comment, the Company added the following additional disclosure under Certain Relationships and Related Transactions:

“Our sole officer and director, Mr., Brown, provides office services in his residence without charge. There is no obligation for him to continue this arrangement. We anticipate being able to use Mr. Brown’s residence until such time as we are able to begin commercial production of the Pool Guardian product.”

In addition, the Membership Purchase Agreement and the stock subscription agreement with Mr. Brown described in this section have been filed as Exhibits 10.1 and 10.2, respectively.

There are no management contracts or compensatory plans within the scope of Item 601(b)(10)(iii).

Report of Independent Registered Public Accounting Firm, page F-1

12.              We note the first paragraph references year ended financial statements; however, it appears that the financial statements that were audited do not include a full year, but were inception to date. Please amend your filing to include a revised audit report which clearly states the period the audited financial statements represent and specifically references the inception date.

In response to this comment, the Company has submitted a revised version of the audit report which speaks specifically to period from February 24, 2014 (inception) to February 28, 2014.

Statement of Changes in Stockholders’ (Deficit), page F-4

13.              We note that the inception date here is February 27, 2014 while you reference the inception date of February 24, 2014 elsewhere in your disclosures and financial statements. Please revise your statement of changes in stockholders’ deficit to accurately reflect the inception date, or explain to us why this date is different that the inception date used in preparing the other financial statements included in this filing.

In response to this comment, the Statement of Changes in Stockholders’ (Deficit) has been corrected to reflect the February 24, 2014 inception date.

Notes to the Condensed Consolidated Financial Statements, page F-6

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

(A) Basis of Presentation, page F-6

14.              The second paragraph indicates that the accompanying financial statements are unaudited. Please revise this disclosure to reflect that the financial statements were audited, or explain why you referred to unaudited statements here.

In response to this comment, Note 1(A) to the financial statements has been corrected to remove the reference to the statements being “unaudited” and to indicate that they were “audited.”

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Rory Vohwinkel

Rory Vohwinkel

Enclosure (Acknowledgment by the Company)

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